Citigroup Funding Inc.
Pricing Sheet No. 2012-MTNDG0284 dated September 6, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0284 dated August 20, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

BRL Denominated / USD Payable Coupon Notes due September 12, 2016

PRICING TERMS – SEPTEMBER 6, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price per note:	BRL 1,000, payable in USD at the initial BRL/USD exchange rate
BRL principal amount per note:	BRL 1,000
Aggregate principal amount:	BRL 39,924,000
Initial BRL/USD exchange rate:	2.0375, the BRL/USD exchange rate on the pricing date
Pricing date:	September 6, 2012
Issue date:	September 12, 2012
Maturity date:
September 12, 2016.  If the maturity date is not a business day, the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date, and no additional interest will accrue as a result of delayed payment.

Denomination currency:	Brazilian Reais
Payment currency:	U.S. Dollars
Payment at maturity per note:
BRL 1,000 plus any accrued and unpaid interest, converted into U.S. Dollars at the BRL/USD exchange rate on the final valuation date.
The amount of principal that is paid to you at maturity is subject to currency exchange risk and may be less, and possibly significantly less, in USD terms than your initial investment.

Interest rate:	7.15% per annum
Interest payment per note:
The product of BRL 1,000 and the interest rate.  This amount will be converted into U.S. Dollars at the exchange rate on the applicable valuation date.
The amount of each interest payment you receive is subject to currency exchange risk.

Interest payment dates:
September 12, 2013, September 12, 2014, September 12, 2015 and the maturity date.  If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of delayed payment.

Interest period:	Annual
Valuation dates:
The fifth business day preceding the relevant interest payment date, subject to postponement as described under “Determination of the BRL/USD Exchange Rate” in the related preliminary pricing supplement.  We refer to the fifth business day preceding the maturity date as the final valuation date.

BRL/USD exchange rate:
On any business day, the rate for conversion of Brazilian Reais into U.S. Dollars (expressed as the amount of Brazilian Reais per one U.S. Dollar), as determined by reference to the Reuters page “BRFR” on such business day. See “Determination of the BRL/USD Exchange Rate” in the related preliminary pricing supplement.

CUSIP	1730T0WP0
ISIN:	US1730T0WP01
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Issue price	Underwriting fee(1)	Proceeds to Issuer
Per note:	100%	1.75%	98.25%
Total:	BRL 39,924,000	BRL 698,670	BRL 39,225,330
(1)  Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of 1.75% for each note sold in this offering.  Selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisers will collectively receive from Citigroup Global Markets Inc. a fixed selling concession of 1.75% for each note they sell, and selected dealers not affiliated with Citigroup Global Markets Inc. will receive a fixed selling concession of 1.75% for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement filed on August 20, 2012:  http://www.sec.gov/Archives/edgar/data/831001/000095010312004258/dp32297_424b2-284.htm
Prospectus Supplement and Prospectus filed on May 12, 2011:  http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE NOTES ARE NOT BANK DEPOSITS OR SAVINGS ACCOUNTS, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. In connection with your investment, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.